SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Doral Financial Corporation
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

25811P886
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 8 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25811P886	13G/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON RIMA Senvest Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 50
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 50
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.00%
12	TYPE OF REPORTING PERSON OO, IA

CUSIP No. 25811P886	13G/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Richard Mashaal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 100
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 100
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.00%
12	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 25811P886	13G/A	Page 4 of 8 Pages

Item 1(a).	Name of Issuer.

Doral Financial Corporation (the "Issuer")

Item 1(b).	Address of Issuer's Principal Executive Offices.

1451 Franklin D. Roosevelt Avenue San Juan, Puerto Rico 00920-2717

Item 2(a).	Name of Person Filing.

This statement is filed by RIMA Senvest Management, LLC and Richard Mashaal.

The reported securities are held in the accounts of Senvest Master Fund, L.P. and Senvest International L.L.C. (the "Investment Vehicles").

RIMA Senvest Management, LLC serves as investment manager and general partner of Senvest Master Fund, L.P. Richard Mashaal is the managing member of RIMA Senvest Management, LLC and is president of, exercising investment and voting powers over, Senvest International L.L.C. Mr. Mashaal may be deemed to have voting and dispositive powers over the shares of Common Stock held by the Investment Vehicles.

RIMA Senvest Management, LLC may be deemed to beneficially own the securities held by Senvest Master Fund, L.P. by virtue of RIMA Senvest Management, LLC's position as investment manager and general partner of Senvest Master Fund, L.P. Mr. Mashaal may be deemed to beneficially own the securities held by the Investment Vehicles by virtue of Mr. Mashaal's status as the managing member of RIMA Senvest Management, LLC and his investment and voting powers over Senvest International L.L.C. None of the foregoing should be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of Common Stock reported herein.

Item 2(b).	Address of Principal Business Office.

RIMA Senvest Management, LLC 540 Madison Avenue, 32nd Floor New York, New York 10022 Richard Mashaal c/o RIMA Senvest Management, LLC 540 Madison Avenue, 32nd Floor New York, New York 10022

Item 2(c).	Place of Organization.

RIMA Senvest Management, LLC – Delaware Richard Mashaal – Canada

Item 2(d).	Title of Class of Securities.

Common Stock, $0.01 par value

CUSIP No. 25811P886	13G/A	Page 5 of 8 Pages

Item 2(e).	CUSIP Number.

25811P886

Item 3.	If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the Person Filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution.

Item 4.	Ownership.

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentages set forth in this Schedule 13G are calculated based upon an aggregate of 6,648,396 shares of Common Stock outstanding as of April 30, 2014 as reported in the Issuer's Amendment to its Annual Report on Form 10-K for the fiscal year ended December 31, 2013 filed on April 30, 2014.

CUSIP No. 25811P886	13G/A	Page 6 of 8 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following: [X]

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

The Investment Vehicles have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares of Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 25811P886	13G/A	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 17, 2015
RIMA SENVEST MANAGEMENT, LLC

By: /s/ George Malikotsis
Name: George Malikotsis
Title: Chief Financial Officer

/s/ Richard Mashaal
RICHARD MASHAAL

CUSIP No. 25811P886	13G/A	Page 8 of 8 Pages

Exhibit A

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: February 17, 2015
RIMA SENVEST MANAGEMENT, LLC

By: /s/ George Malikotsis
Name: George Malikotsis
Title: Chief Financial Officer

/s/ Richard Mashaal
RICHARD MASHAAL